Exhibit 99.1

Link Motion Issues Shareholder Letter

Company to Present at the 19th Annual B. Riley FBR Investor Conference on

May 24th and Plans to Host a Conference Call to Update Investors Following

the Filing of its 2017 Annual Report on Form 20-F

BEIJING, May 22, 2018 -- Link Motion Inc., (NYSE: LKM), a leading smart car and smart ride company, has issued a shareholder letter from the Chairman of the Board Dr. Vincent Wenyong Shi. In addition, the Company announces that its Vice President of Capital Markets will be presenting at the upcoming 19th Annual B. Riley FBR Investor Conference on Thursday, May 24 at 2:30 p.m. Pacific time. Finally, the Company plans to host a conference call to update its investors further following the completion and filing of its 2017 annual report on Form 20-F. Below is the shareholder letter:

Dear Shareholders,

We recently disclosed the circumstances surrounding the reasons for not being able to file our annual report for the year 2017 on time. As a result, we also disclosed that until such time that the necessary accounting classification corrections and related updates are completed, that the impacted periods' financials should not be relied upon. We realize this news is unsettling and cause for concern.

However, the Company is taking every necessary step to put in place a proper and comprehensive review process in order to make the necessary adjustments and required disclosures. We pledge to our shareholders, our employees, and our customers and partners that we are working tirelessly to make the necessary corrections and provide the corrected financials as expeditiously as practicable. In addition, as part of our comprehensive review process, the Company will also make all necessary and recommended improvements to its controls and oversight to ensure this does not happen in the future.

In regards to the allegations brought forth by a former senior executive, we have turned the matter over to a special committee of independent board members, who have brought in outside counsel, to address those matters. We have cooperated fully in this and will allow them the independence and full support to address those allegations appropriately.

We are working to ensure that these matters do not distract or disrupt our core business operations and focus. We reiterate our commitments and milestones for this year related to our Smart Car and Smart Ride businesses. As we have previously stated, we expect to continue to form key partnerships with major industry players and have identified three key operational milestones we expect to achieve in 2018 including the commercial rollout of our Smart Ride business this summer, the further growth of our CarBrain platform and the resulting revenue and financial impact beginning from these new businesses.

All of us at Link Motion thank each of you as our shareholders and for your continued support. We remain committed to completing the necessary review process and filing current financials as soon as practicable as well as achieving our business objectives and future targets.

We will hold an investor update conference call as soon as we are able to file our updated annual report on Form 20-F.

Sincerely,

Dr. Vincent Shi

About Link Motion Inc.

Link Motion Inc. ("Link Motion" or the "Company" NYSE: LKM) is a leading smart car and smart ride company. Link Motion's portfolio of offerings includes enabling technology solutions and secure connected carputers for the ecosystem of car businesses, consumer ride sharing services, as well as legacy mobile security, productivity and other related applications. For more information on Link Motion, please visit www.lkmotion.com or the company's U.S. investor relations site here.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Media & Investor Relations

MZ North America

Chris Tyson
Managing Director
949-491-8235
LKM@mzgroup.us
www.mzgroup.us

Luke Zimmerman
Senior Associate
949-259-4987
LKM@mzgroup.us
www.mzgroup.us

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